

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 27, 2017

Wallace R. Cooney
Chief Financial Officer
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209

   Re: Graham Holdings Company
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed February 24, 2017
     File No. 001-06714

Dear Mr. Cooney:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Terry French for

      Larry Spirgel
      Assistant Director
      AD Office 11 – Telecommunications